EXHIBIT C

ACCOUNT PAYABLE SCHEDULE

NAME OF ACCOUNT HOLDER	**AMOUNT TO BE ASSIGNED OR FORGIVEN**
Distribution Network Inc.-	$293,496
Hong Kong Events LTD-	$267,438
SEGN TAIWAN LIMITED-	$15,815
Success Holding Group, USA (SHGR)-	$146,088
Hsu Wen Li-(Chris' s wife)	$60,000
Steve Chen-	$19,468

and

AS DESCRIBED IN 10Q FILED ON AUGUST 14, 2020 FOR PERIOD ENDING JUNE 30, 2020

NOTE 3 – OTHER RECEIVABLES – RELATED PARTY

As of June 30, 2020, the Company has other receivables of $407 and $11,770 from Success Holding Group International, Inc. and Success Holdings Group Corp. USA. The Company also has $419,559 other receivables from companies under control of William Robinson our Chairman, CEO, and President.

NOTE 4 – ACCOUNTS PAYABLE – RELATED PARTY

As of June 30, 2020, the Company has accounts payable of $31,053, to Shanghai Kun-Xin Media Limited under common control with the Company and $7,000 to Steve Andrew Chen who is the Company's former Chairman of the Board of Directors.

NOTE 5 – NOTES PAYABLE – RELATED PARTY

On April 24, 2017, the Company entered into Promissory Note agreements for the outstanding amount of $10,000 with Hsu Wen Li who is wife of the Chris (Chi Jui) Hong, the Company's former Chief Executive Officer and Director. The maturity of the Notes is April 24, 2018 and bear no interest.

On June 7, 2017, the Company entered into Promissory Note agreements for the outstanding amount of $10,000 with Hsu Wen Li who is wife of the Chris Hong (Chi Jui), the Company's former Chief Executive Officer and Director. The maturity of the Notes is June 7, 2018 and bear no interest.